

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Michael Goldberg
Liquidation Trustee
Woodbridge Liquidation Trust
201 N.Brand Blvd Suite M
Glendale, CA. 91203

      Re: Woodbridge Liquidation Trust
          Form 10-K for the year ended June 30, 2023
          Filed on September 28, 2023
          File No. 000-56115

Dear Michael Goldberg:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended June 30, 2023

Exhibit 31.1, page 1

1.   We note the certification filed with your Form 10-K does not refer to internal control over financial reporting in the introductory language in paragraph 4 and omits paragraph 4(b). This also appears to be the case with the certification filed with your Form 10-Q for the period ended September 30, 2023. Please amend your reports to ensure all certifications filed with your exchange act reports conform exactly to the language set forth in Exchange Act Rule 13a-14(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction